

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



February 4, 2005

Frederick J. Plaeger, II
Vice President and General Counsel
Burlington Resources Inc.
717 Texas Avenue, Suite 2100
Houston, TX 77002-2712

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/4/2005

Re: Burlington Resources Inc.
Incoming letter dated December 20, 2004

Dear Mr. Plaeger:

This is in response to your letter dated December 20, 2004 concerning the shareholder proposal submitted to Burlington Resources by The Brethren Benefit Trust, Inc., the Board of Pensions of the Evangelical Lutheran Church in America, Citizens Funds, the Fairfield Jesuit Community Corporation, the New York City Employees' Retirement System, and the Congregation of the Sisters of St. Joseph of Springfield Massachusetts. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Steven Heim
Director of Social Research
Boston Common Asset Management, LLC
84 State Street, Suite 1000
Boston, MA 02109

cc: Patrick Doherty
The City of New York
Office of the Comptroller
Bureau of Asset Management
1 Centre Street
New York, NY 10007-2341

BURLINGTON
RESOURCES

Frederick J. Plaeger
Vice President and
General Counsel

December 20, 2004

VIA HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Burlington Resources Inc. — Objection to Stockholders' Proposal <u>Submitted for Inclusion in Burlington's 2005 Annual Proxy Statement</u>

Ladies and Gentlemen:

In accordance with Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the ***"Exchange Act"***), Burlington Resources Inc., a Delaware corporation (the ***"Company"***), hereby files six copies of (i) the Proposal (as defined below) submitted for inclusion in the Company's proxy statement for its 2005 Annual Meeting of Stockholders (the ***"Proxy Statement"***), including the statement in support of the Proposal, and (ii) this letter, including all exhibits hereto. We hereby respectfully request confirmation from the Division of Corporation Finance (the ***"Staff"***) of the Securities and Exchange Commission (the ***"SEC"***) that no enforcement action will be recommended if the Company excludes the Proposal from its Proxy Statement for the reasons described below. The Company expects to hold its 2005 Annual Meeting of Stockholders on April 27, 2005 and to file definitive copies of the Proxy Statement with the SEC on or about March 21, 2005.

By letters dated November 12, 2004, Boston Common Asset Management, LLC on behalf of the Brethren Benefit Trust, Inc., the Board of Pensions of the Evangelical Lutheran Church in America, Citizen Funds, and the Fairfield Jesuit Community, and by a letter dated November 15, 2004, the New York City Employees' Retirement System and the Sisters of St. Joseph of Springfield, (collectively, the ***"Stockholders"***), submitted the proposal (the ***"Proposal"***), and a statement in support of the Proposal, to the Company for inclusion in the Proxy Statement. The letters from the Stockholders setting forth the Proposal are attached hereto as **<u>Exhibit A</u>**. The Company notified each of the Stockholders by a letter dated November 23, 2004 that Rule 14a-8(b)(2)(i) requires a written statement from the record holder of the Company's common stock verifying that at the time the Proposal was submitted the Stockholders had continuously held the Company's common stock for one year, and that Rule 14a-8(f) requires a statement that the Stockholders intend to continue to hold the requisite amount of the Company's common stock through the date of the annual meeting.

By a copy of this letter, the Stockholders are being notified pursuant to Rule 14a-8(j) of the Company's intention to exclude the Proposal and the statement in support of the Proposal from the Company's Proxy Statement. It is the Company's view that the Proposal may be properly excluded on the following grounds:

717 Texas Avenue, Suite 2100 Houston, Texas 77002-2712 Tel: 713.624.9161 Fax: 713.624.3754

1. The Proposal and the statement in support of the Proposal violate Rule 14a-8(i)(3) because they contain materially false and misleading statements in violation of Rule 14a-9; and

2. The Proposal violates Rule 14a-8(i)(10) because the Company will have substantially implemented the Proposal.

Grounds for Exclusion

1. The Proposal and statement in support of the Proposal are vague, false and misleading.

Rule 14a-8(i)(3) permits a company to exclude a stockholder proposal if the proposal or supporting statement is contrary to any of the SEC's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials. As discussed in more detail below, the Proposal:

- contains a resolution that is so inherently vague and indefinite that neither the stockholders of the Company voting on the Proposal, nor the Company in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires;
- makes statements that, directly and indirectly through its tone and implications, impugn the character, integrity and reputation, of the Company, and makes charges concerning improper, illegal, or immoral conduct, without factual foundation; and
- makes statements that are materially false and misleading.

In Staff Legal Bulleting 14B (July 15, 2004), the SEC stated that it is appropriate to rely on Rule 14a-8(i)(3) to exclude or modify a statement where the Proposal contains the deficiencies listed above. The Staff has concurred that a company may properly exclude entire stockholder proposals and supporting statements if they contain false and misleading statements or omit material facts necessary to make such statements not false and misleading. See, The Swiss Helvetia Fund, Inc. (available April 3, 2001); General Magic. Inc. (available May 1, 2000). In addition, as stated by the Staff in *Staff Legal Bulletin No. 14* (July 13, 2001), "when a proposal and supporting statement will require detailed and extensive editing in order to bring it into compliance with the proxy rules" the Staff "may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." The provisions of the Proposal that the Company believes violate Rule 14a-9 are discussed below. The Company believes that the nature and amount of these violations makes it impossible for the Stockholders to modify the Proposal in order for it to comply with Rule 14a-9 and; therefore, the Proposal should be excluded in reliance on Rule 14a-8(i)(3).

A. The Proposal is Vague and Misleading by Not Defining "Sustainability Report."

The Proposal requests that the Company prepare a "Sustainability Report" but does not attempt to define or explain its understanding of "sustainability." Instead, the Proposal generally refers to a wide range of amorphous issues that are vague and speculative, such as "long-term plans to integrate sustainability objectives throughout company operations" and polices related to "social, environmental and economic sustainability." The only guideline the Proposal provides is an equally vague reference to the Dow Jones Sustainability Group (which itself is misleading and inaccurate as discussed in Part C below).

The Company also believes that the Proposal does not inform shareholders of what the Company would be required to do if the Proposal were approved, as the Proposal contains no description or summary of what is required by the requested "Sustainability Report." Additionally, the proposal does not attempt to define the extent, complexity, burden on human resources, and the expense involved in preparing the requested "Sustainability Report." Given the fluidity and lack of precision in defining what could be required by the Proposal, stockholders will not understand what they are asked to consider. Even if the stockholders of the Company were to approve the Proposal, the Company would not know what action to take to fulfill the request.

The Staff has permitted the exclusion of stockholder proposals requesting "sustainability" or similar reports as vague and indefinite under 14a-8(i)(3). Smithfield Foods, Inc. (available July 18, 2003) (excluding proposal devoid of substantive description and background of guidelines for a report on environmental, social and economic impacts as vague and indefinite); Johnson and Johnson (available February 7, 2003) (excluding the proposal for a "glass ceiling report" that lacked description of substantive provisions as vague and indefinite); Kohl's Corp. (available March 13, 2001) (excluding proposal that failed to describe or summarize the principles requested of the report). Smithfield Foods specifically illustrated the inappropriateness of terms similar to those used by the Proposal: "programs and procedures pertaining to economic, environmental, and societal impacts resulting from its activities" and "reporting organization's approach to managing indirect economic, environmental, and societal impacts resulting from its activities."

B. The Proposal is Vague and Misleading by Failing to Provide Sufficient Context and Impugning the Character of the Company Without Foundation.

The Company seeks to exclude the Proposal as vague and indefinite and without sufficient context and background because it is so replete with false and misleading statements. Since, as discussed below, a significant amount of the statements in the Proposal impugn the character of the Company without factual foundation or are materially false and misleading, the Company believes that these statements render the proposed resolution so inherently vague and indefinite that neither the stockholders voting on the Proposal, nor the Company in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

C. The Proposal's Definition of Sustainability Cannot be Attributed to its Source.

The second paragraph of the Proposal includes the following definition of sustainability allegedly from the Dow Jones Sustainability Group (DJSG). "Encouraging long lasting social well being in communities where they operate, interacting with different stakeholders (e.g. clients, suppliers, employees, government, local communities and non-governmental organizations) and responding to their specific and evolving needs thereby securing a long term 'license to operate,' superior customer and employee loyalty and ultimately superior financial returns." The Company has been unable to find a source where the DJSG has made such a statement. Because the statement is placed in quotation marks without a means for the company or stockholders to directly verify its accuracy, the statement is misleading and not subject to verification by the attributed source.

The SEC has previously determined in Wal-Mart Stores, Inc. (available February 17, 2004) that an accurate citation must be provided for this identical alleged quotation from the DJSG. "There appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponents must provide an accurate citation to a specific source for the discussion that begins 'according to Dow Jones ...' and ends '... March 2000.'"

The Proposal has no citation to this quotation that the SEC has previously determined must have an accurate citation. In addition, we have not been able to find such a statement by the DJSG. As a result of the failure to provide a citation and the fact that the purported source of the quotation does not appear to have made such a statement, the Proposal is materially false and misleading requiring its exclusion pursuant to Rule 14a-8(i)(3).

D. The SEC Has Previously Determined the "Triple Bottom Line" Statement is Misleading.

The Proposal's statement regarding the "triple bottom line" in paragraph three is materially misleading and should be excluded. The Proposal states that "Concerned investors evaluate companies on their financial, environmental and social performance – the triple bottom line." In Johnson Controls, Inc. (available November 14, 2002) the SEC determined that this same statement was materially misleading since it implied that stockholders who evaluated the Company's performance on criteria other than those specified in the proposal are not "concerned" and make a "bad" investment. "[T]here appears to be some basis for your view that a portion of the proposal may be materially false or misleading under rule 14a-9. In our view, the proponents must recast the sentence that begins 'Concerned investors ...' and ends '... the triple bottom line' as the proponents' opinion." Because this statement impugns the character of the Company and misleads stockholders, the Proposal should be excluded pursuant to Rule 14a-8(i)(3).

E. The Proposal Falsely Reports of Paralysis, Major Media Attention, Force Majeure, Protests, and Legal Challenges/Claims.

Paragraph five of the Proposal has numerous inaccuracies and falsehoods, and its tone and implications are materially misleading statements that impugn the character, integrity and reputation of the Company, makes charges concerning improper, illegal, or immoral conduct without factual foundation and contains false and misleading statements that require exclusion. Paragraph five of the Proposal states the following:

> For example, our company's oil projects in the rainforest territories of remote indigenous peoples in the southern Ecuadorian Amazon have been paralyzed for years due to local opposition. These controversial projects have attracted major media attention and forced our company to suspend the project by declaring force majeure. Indigenous communities have organized protests, mounted successful legal challenges, and filed claims before the Inter-American Commission and Court on Human Rights of the Organization of American States.

E.1. Misleading Statements Regarding Successful Legal Challenges.

The Proposal falsely states that indigenous communities in Ecuador have mounted successful legal challenges against the Company. The only court case related to the Blocks in which the Company has an interest in Ecuador was the March 16, 2000 Ecuadorian Constitutional Court Order which stipulated the manner in which ARCO, the Company's predecessor in interest in the Blocks, could interact with indigenous communities that are a part of the Federación Independiente del Pueblo Shuar del Ecuador (FIPSE). This case did not limit the ability of the Company or any other oil company to conduct operations under the Company's Participation Contract. According to the Constitutional Court of Ecuador, the Company "is lawfully authorized to perform oil prospecting activities in Block 24." In addition, the Ecuadorian Constitutional Court decision stated that ancestral possession of land in Block 24 by FIPSE member indigenous communities does not take precedence over the Republic of Ecuador's ownership of subsurface minerals pursuant to Art. 247 of Ecuador's Constitution. See FIPSE v. ARCO Oriente, Inc., Const. Ct. Res. No. 247-RA-00-LS (March, 2000). The Company has always conducted its operations in accordance with this court order. Pursuant to Rule 14a-8(i)(3), the Proposal should be excluded for making materially false and misleading statements regarding "successful legal challenges" and implying that there have been legal challenges against the Company regarding its activities in the Block.

Paragraph five of the Proposal also references claims before the Inter-American Commission and Court on Human Rights of the Organization of American States (the ***"Inter-American Commission"***). The only claims before the Commission of which the Company is aware alleged actions by the Government of Ecuador in Block 23. The precautionary measures adopted by the Inter-American Commission were directed to the Ecuadorian government. Paragraph five should be excluded pursuant to Rule 14a-8(i)(3) since it materially misleads stockholders by implying that the Company is involved in the investigations of the Inter-American Commission and/or subject to the precautionary measures adopted by the Commission. These allegations concern the conduct of the Ecuadorian government, not the Company.

E.2. Misleading Statements Regarding Declaration of Force Majeure.

The Proposal misleadingly indicates that major media attention forced the Company to declare force majeure. In fact, the declarations of force majeure were issued by ARCO in Block 24 and CGC in Block 23 prior to the Company's acquisition of its interests in those Blocks. On both Blocks, opposition to petroleum activities expressed by certain indigenous groups prompted ARCO and CGC, respectively, to issue declarations of force majeure which were confirmed by PetroEcuador and the government of Ecuador. Major media attention was not given as a reason for the declarations of force majeure. As written, the Proposal indicates that the Company, rather than ARCO and CGC, declared force majeure, which is factually incorrect. Further, the Proposal is materially misleading in that it implies that the major media attention forced the suspension of activities and declaration of force majeure. Due to these false and misleading statements, the Proposal should be excluded.

E.3. Misleading Statement of "Paralyzed" Company Efforts.

The statement in the Proposal that the Company's operations have been "paralyzed" is misleading because it implies that the Company is not undertaking any project activities related to these Ecuador blocks. The Company is the operator of Block 24 in Ecuador. Though the Block is in force majeure, the Company has representatives working and living in Block 24 who communicate regularly with indigenous peoples as well as with local and regional governments. The Company's activities in this area cannot be described as paralyzed. On the contrary, the Company is actively involved in the consultation process with the recognized leaders of the indigenous federations, associations and communities in the areas the Company intends to proceed with petroleum activities. Accordingly, the Proposal's statement that the Company's activities have been paralyzed is materially false and misleading, and the Proposal should be excluded.

In sum, these statements of legal challenges, force majeure and paralysis are misleading, undocumented assertions of fact that are not capable of verification by reference to the text of the

Proposal itself. Since these statements violate the Staff's guidance in Staff Legal Bulletin No.14B and its no action letters, see, e.g., Tidewater (available March 26, 2004) (requiring factual support to a specific source), they are excludable in accordance with 14a-8(i)(3).

F. The Proposal Falsely Describes Operations as Dependent Upon Military Force.

The Proposal's description that project viability depends on the threat of military force is false and misleading and implies that the Company is engaged in improper conduct without any factual foundation. In paragraph four, the Proposal alleges that the Company fails to "foresee and effectively manage . . . risks . . . to project delays" by "operating where a project's viability is dependent upon threat of military force." The Company has no intention of conducting any oil and gas exploration or development operations through the use of force or oppression. On the contrary, the Company's website declares that it believes that "the only way to gain access to these blocks is peaceably, through open and honest dialog with the recognized representatives of the indigenous peoples in the area." The character of the Company is impugned and stockholders are misled by allegations that the Company is dependent upon military force for the effective management of its operations. The Proposal should be excluded pursuant to Rule 14a-8(i)(3) because this statement misleads stockholders by falsely implying that the Company intends to use military force to conduct oil and gas operations.

G. The Proposal's Description of Operations in Peru is False and Misleading.

The Proposal's description of the nature and impact of operations in Peru is false and misleading. Paragraph six of the Proposal states the following:

> In Peru, our company has recently invested in several gas blocks where exploration will affect pristine rainforests and the territories of indigenous peoples with little or no contact with the outside world. We believe that this kind of investment, as with the Ecuador case, is high risk, may offer little reward, and is unsustainable.

Petroleum activities have been conducted for a number of years on the Peruvian Blocks in which the Company has invested. Seismic operations have been conducted on both Blocks 57 and 90. Further, Block 90, has had two wells drilled on it. Given the level of petroleum activity within these Blocks, the Company believes that the Proposal's characterization that the indigenous people have little or no contact with the outside world is false and misleading to stockholders and should be excluded. Accordingly, the Company believes that the Stockholders' Proposal contains materially false and misleading statements in violation of Rule 14a-8(i)(3) and Rule 14a-9 and may, therefore, properly be excluded.

The Proposal's assertions about the Company's activities discussed in (B) through (G) above are unfounded, unsupported, and untrue. In accordance with Rule 14a-9, the Staff in numerous No-Action letters has agreed that a proposal containing material which directly or indirectly impugns the integrity or directly or indirectly makes charges concerning improper or immoral conduct without factual foundation may be omitted from a company's proxy materials. See, e.g., CCBT Bancorp, Inc. (available April 20, 1999); American Broadcasting Cos. (available March 21, 1984). These statements impugn the integrity of the Company and make charges of improper or immoral conduct without factual foundation. Accordingly, the Company believes that the Stockholders' proposal may properly be excluded pursuant to Rule 14a-8(i)(3).

2. The Company will have substantially implemented the Proposal.

Although it is virtually impossible to determine, from the text of the Proposal, exactly what action is required of the Company, we are assuming that the Stockholders advancing the Proposal want the Company to address social responsibility issues. If this is the case, the Company has substantially implemented the Proposal.

Rule 14a-8(i)(10) permits the omission of a stockholder proposal from the proxy soliciting materials if "the company has already substantially implemented the proposal." The Staff has consistently taken the position that stockholder proposals have been substantially implemented within the meaning of Rule 14a-8(i)(10) when the company already has policies, practices and procedures in place relating to the subject matter of the proposal, or has implemented the essential objective of the proposal. See, e.g. Xcel Energy, Inc. (available February 17, 2004) (where proposal requested an assessment and report regarding reduction of emissions which had already been initiated by the company), Telular Corp. (available December 5, 2003); See also Cisco Systems, Inc. (available August 11, 2003) (where proposal asked the Board to consider executive compensation plan that has already been considered and approved); Intel Corporation (available March 11, 2003) (proposal to require stockholder vote on all equity compensation plans and amendments excludable where board had adopted resolutions establishing similar policy).

When a company can demonstrate that it has already adopted policies or taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. See, e.g., Xcel Energy, Inc. (available February 17, 2004) (company initiatives and reporting covering the proposal's concerns regarding emissions was excludable as moot); Nordstrom Inc. (available February 8, 1995) (proposal that company commit to code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was excludable as moot). As discussed below, the Company has substantially implemented the Proposal, thereby rendering the Proposal moot.

The Company has publicly disclosed that it has formally commissioned a Corporate Social Responsibility (the **"CSR"**) initiative (http://www.br-inc.com/community/community_CSR.asp). This initiative is governed by a steering committee of Company managers and officers from throughout the Company. The initiative was introduced to all officers earlier in the year and officially began with a steering committee meeting in November 2004. The steering committee will set various milestones throughout 2005 and envisions that the committee will further define the components of the initiative (which will include Company policies and practices relating to the impact of its business on the environment and the communities where it operates, among other things) and further envisions that a CSR Report (the **"CSR Report"**) will be an outgrowth of this initiative; however, the specific form and substance of the report has not been decided. As such, the Company has taken substantial and meaningful steps toward the ultimate preparation of a CSR Report. The Company feels very strongly that it risks developing an inadequate CSR initiative if it rushes the process of creating a report in response to a resolution deadline, especially because the topics and metrics to be addressed have yet to be determined. Rather, the Company intends to take a thoughtful approach that involves input from many stakeholders. As such, at the ultimate conclusion of the CSR initiative, the Company will prepare a CSR Report. The Company assumes that the CSR initiative already underway and the report envisioned under that initiative would address the Stockholders' issues. If this assumption is correct, the Proposal will become moot, and should be excluded from the Company's proxy statement under Rule 14a-8(i)(10).

The completion of the CSR Report after the Stockholders Proposal was received by the Company should not affect the preclusion under Rule 14a-8(i)(10). The Staff has firmly established that compliance with a stockholder request may, and often does, occur after the stockholder proposal has been made, see, e.g., Consumers Bancorp, Inc., (available August 11, 2003); and in some cases even after a request for No-Action relief has been made by the company, see Intel Corporation, (available March 11, 2003); Masco Corporation, (available March 29, 1999) (successfully arguing that under Rule 14a-8(i)(10) a planned Board of Directors' resolution would substantially implement the proposal as long as the company acts before the date of its stockholder meeting). Although an exact date has not been set for the Company's publication of a CSR Report, the process of preparing this CSR Report has already begun. The Company believes its public commitment to the preparation of a CSR Report should adequately address the concerns of the Stockholders. The Company believes it has substantially implemented the Proposal and requests that the Staff concur with its conclusion that the Proposal may be omitted under Rule 14a-8(i)(10).

Conclusion

Based on the foregoing, the Company believes the Stockholders Proposal may properly be excluded from the Company's Proxy Statement. If the Staff disagrees with the Company's conclusion, we would appreciate the opportunity to confer with the Staff prior to the issuance of a formal response. A copy of this letter is being sent to the Stockholders in accordance with Rule 14a-8(j).

Should you have any questions or require additional information, please call the undersigned at (713) 624-9161.

Sincerely,



Frederick J. Plaeger, II

cc: Steven Heim, Director of Social Research –
Boston Common Asset Management, LLC

Will Thomas, Director of Foundation Operations –
The Brethren Benefit Trust, Inc.

Heather H. Williamson, Senior Investment Manager –
ELCA Board of Pensions

Sophia Collier, President –
Citizens Funds

Walter J. Conlan, S.J., Rector & President –
Fairfield Jesuit Community Corporation

Patrick Doherty –
New York City Employees' Retirement System

Sister Roberta Mulcahy, ssj, Socially Responsible Investment Coordinator –
Congregation of the Sisters of St. Joseph of Springfield, Massachusetts

Exhibit A: Stockholders' Letters



BOSTON COMMON
ASSET MANAGEMENT, LLC

November 12, 2004

Mr. Jeffery P. Monte
Corporate Secretary
Burlington Resources Inc.
717 Texas Avenue, Suite 2100
Houston, Texas 77002

Sent via fax to 713-624-3753 and via FedEx

Dear Mr. Monte:

The Brethren Benefit Trust, Inc., (BBT) is the financial arm of the Church of the Brethren. BBT holds approximately 2,600 shares of Burlington Resources Inc. (BR) common stock. Our client, BBT, has authorized us to file the enclosed shareholder proposal on their behalf. As a religiously sponsored organization, BBT seeks to reflect its values, principles and mission in its investment decisions.

Over the past year BBT and other shareholders have raised their concerns about reports indicating that BR faces major opposition by indigenous peoples to its proposed operations in the southeastern Amazonian rainforests of Ecuador. In response to a shareholder proposal by BBT, BR in January 2004 published its Indigenous Communities Rights Policy and committed to BBT to "explain what our Policies and practices are in Ecuador and Peru in dealing with indigenous communities including the groups we have consulted with and the consultation process." BR has stated publicly that it believes a majority of these people are receptive to its plans for oil development. To date we believe that BR has not provided sufficient evidence to shareholders to support this claim. We appreciate BR's willingness to discuss these issues with shareholders. However, we believe that BR's operations that harm the rights of indigenous peoples may pose a significant business risk that BR should address for its shareholders.

Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2005 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 (the "Act"). BBT is the beneficial owner, as defined in Rule 13d-3 of the Act, of the above mentioned number of shares. BBT has held at least $2,000 in market value of these securities for more than one year as of the filing date and will continue to hold at least the requisite number of shares for proxy resolutions through the stockholders' meeting. Verification of ownership will be provided upon request. BBT is sponsoring this resolution as the primary filer. A representative of the filers will attend the stockholders' meeting to move the resolution as required.

We hope that we may continue our existing dialogue with BR and discuss our proposal further. We expect that we can reach a mutually satisfactory agreement that may allow us to withdraw our proposal. Please send correspondence related to this matter to my attention to Boston Common Asset Management, 84 State Street, Suite 1000, Boston, MA 02109. I can be reached by phone at (802) 223-4627, via fax at (617) 720-5665, or via email at sheim@bostoncommonasset.com.

Sincerely,



Steven Heim
Director of Social Research

Encl. Resolution Text
cc: Will Thomas, Director of Foundation Operations, The Brethren Benefit Trust, Inc.

Social/Environmental/Economic Sustainability Reporting

2005 – Burlington Resources, Inc.

Whereas, the global economy challenges corporations to participate in the sustainability of communities in which they operate. We believe the ability of corporations to provide goods/services in our interdependent world depends on their acceptability to the societies where they do business. Corporate citizenship goes beyond traditional functions of creating jobs and paying taxes, to include protecting human rights, worker rights, land and the environment.

According to Dow Jones Sustainability Group, sustainability includes: "Encouraging long lasting social well being in communities where they operate, interacting with different stakeholders (e.g. clients, suppliers, employees, government, local communities and non-governmental organizations) and responding to their specific and evolving needs thereby securing a long term 'license to operate,' superior customer and employee loyalty and ultimately superior financial returns."

Concerned investors evaluate companies on their financial, environmental and social performance — the triple bottom line. Many leading companies have published sustainability reports and are taking a long-term approach to creating shareholder value through embracing opportunities and managing risks derived from economic, environmental and social developments.

We believe good corporate citizenship includes managing social, environmental, and economic risks. Some of these risks relate to operating in environmentally fragile and culturally sensitive areas, operating where affected people are opposed, and operating where a project's viability is dependent upon threat of military force. We believe that failure to foresee and effectively manage these risks may lead to project delays and controversies that threaten our company's financial bottom line and reputation.

For example, our company's oil projects in the rainforest territories of remote indigenous peoples in the southern Ecuadorian Amazon have been paralyzed for years due to local opposition. These controversial projects have attracted major media attention and forced our company to suspend the project by declaring *force majeure*. Indigenous communities have organized protests, mounted successful legal challenges, and filed claims before the Inter-American Commission and Court on Human Rights of the Organization of American States.

In Peru, our company has recently invested in several gas blocks where exploration will affect pristine rainforests and the territories of indigenous peoples with little or no contact with the outside world. We believe that this kind of investment, as with the Ecuador case, is high risk, may offer little reward, and is unsustainable.

Reporting on our company's contributions to sustainability can be an important tool in evaluating how, if and where we choose to operate, and guide us in creating effective policies that limit our exposure. While our company produced an Indigenous Communities Rights Policy in 2004, we believe that it has not served to remedy ongoing controversies.

Resolved: shareholders request the Board of Directors to prepare at reasonable expense a Sustainability Report. A summary of the report should be provided to shareholders by October 2005.

<u>Supporting Statement</u>

We believe the report should include:

1. The company's operating definition of sustainability.
2. A review of current company policies and practices related to social, environmental and economic sustainability.
3. A summary of long-term plans to integrate sustainability objectives throughout company operations.

10-28-04

CITIZENS FUNDS

November 12, 2004

Mr. Jeffery P. Monte
Corporate Secretary
Burlington Resources Inc.
717 Texas Avenue, Suite 2100
Houston, Texas 77002

RE: Resolution for 2005 Annual Shareholder Meeting

Dear Mr. Monte:

Please include the enclosed proposal in the Company's Proxy Statement and Form of Proxy relating to the 2005 Annual Meeting of the stockholders of Burlington Resources. This resolution will also be co-filed by other shareholders including the Brethren Benefit Trust and others.

I am including certification from our custodian, Fifth Third Bank, of our holdings in the Company of 101,050 shares as of November 10, 2004, and the fulfillment of the share amount and time requirements of SEC Rule 14a-8. Citizens Funds intends to fulfill all requirements of Rule 14a-8, including holding the requisite amount of equity through the date of the 2005 meeting.

We hope that we may continue our existing dialogue with BR and discuss our proposal further. We expect that we can reach a mutually satisfactory agreement that may allow us to withdraw our proposal. Steven Heim of Boston Common Asset Management has been designated as the lead filer and the primary contact on this matter. He can be reached at (802) 223-4627, or via email at sheim@bostoncommonasset.com.

We reserve the right to be notified separately in all communication the company has with proponents on this matter.

Sincerely,



Sophia Collier
President

Cc: Steven Heim, Director of Social Research, Boston Common Asset Management

Social/Environmental/Economic Sustainability Reporting

2005 – Burlington Resources, Inc.

Whereas, the global economy challenges corporations to participate in the sustainability of communities in which they operate. We believe the ability of corporations to provide goods/services in our interdependent world depends on their acceptability to the societies where they do business. Corporate citizenship goes beyond traditional functions of creating jobs and paying taxes, to include protecting human rights, worker rights, land and the environment.

According to Dow Jones Sustainability Group, sustainability includes: "Encouraging long lasting social well being in communities where they operate, interacting with different stakeholders (e.g. clients, suppliers, employees, government, local communities and non-governmental organizations) and responding to their specific and evolving needs thereby securing a long term 'license to operate,' superior customer and employee loyalty and ultimately superior financial returns."

Concerned investors evaluate companies on their financial, environmental and social performance — the triple bottom line. Many leading companies have published sustainability reports and are taking a long-term approach to creating shareholder value through embracing opportunities and managing risks derived from economic, environmental and social developments.

We believe good corporate citizenship includes managing social, environmental, and economic risks. Some of these risks relate to operating in environmentally fragile and culturally sensitive areas, operating where affected people are opposed, and operating where a project's viability is dependent upon threat of military force. We believe that failure to foresee and effectively manage these risks may lead to project delays and controversies that threaten our company's financial bottom line and reputation.

For example, our company's oil projects in the rainforest territories of remote indigenous peoples in the southern Ecuadorian Amazon have been paralyzed for years due to local opposition. These controversial projects have attracted major media attention and forced our company to suspend the project by declaring *force majeure*. Indigenous communities have organized protests, mounted successful legal challenges, and filed claims before the Inter-American Commission and Court on Human Rights of the Organization of American States.

In Peru, our company has recently invested in several gas blocks where exploration will affect pristine rainforests and the territories of indigenous peoples with little or no contact with the outside world. We believe that this kind of investment, as with the Ecuador case, is high risk, may offer little reward, and is unsustainable.

Reporting on our company's contributions to sustainability can be an important tool in evaluating how, if and where we choose to operate, and guide us in creating effective policies that limit our exposure. While our company produced an Indigenous Communities Rights Policy in 2004, we believe that it has not served to remedy ongoing controversies.

Resolved: shareholders request the Board of Directors to prepare at reasonable expense a Sustainability Report. A summary of the report should be provided to shareholders by October 2005.

<u>Supporting Statement</u>

We believe the report should include:

1. The company's operating definition of sustainability.
2. A review of current company policies and practices related to social, environmental and economic sustainability.
3. A summary of long-term plans to integrate sustainability objectives throughout company operations.

THE FAIRFIELD JESUIT COMMUNITY

FAIRFIELD UNIVERSITY
FAIRFIELD, CONNECTICUT 06824-5195

OFFICE OF THE RECTOR

November 12, 2004

Mr. Jeffery P. Monte
Corporate Secretary
Burlington Resources Inc.
5051 Westheimer, Suite 1400
Houston, Texas 77056-2124

Dear Mr. Monte:

The Fairfield Jesuit Community (FJC) Corporation holds approximately 1,400 shares of Burlington Resources Inc. (Burlington) common stock. . As a religiously sponsored organization, FJC seeks to reflect its values, principles and mission in its investment decisions.

We are concerned by reports that Burlington Resources faces major opposition to its operations in the rainforests of Ecuador and Peru, due to the threat those operations pose to the survival and security of indigenous peoples and to the integrity of the region's ecosystem. We believe that Burlington's operations that harm the rights of indigenous peoples may pose a significant business risk that the company should address for its shareholders.

Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2004 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 (the "Act"). FJC has held at least 1,400 shares of these securities for more than one year and will continue to hold at least the requisite number of shares for proxy resolutions through the stockholders' meeting. * Verification of ownership will be provided upon request.

We are co-sponsoring this resolution with Brethren Benefit Trust. A representative of the filers will attend the stockholders' meeting to move the resolution as required.

We look forward to hearing from you. We hope that we may discuss our proposal further and reach a mutually satisfactory agreement that may allow us to withdraw our proposal. Please send correspondence related to this matter to our representative, Doris Gormley @ dgormley@jesuit.org ; 301-249-0541 (phone).

Sincerely,



Walter J. Conlan, S.J.
Rector & President
Fairfield Jesuit Community Corporation



Board of Pensions
Evangelical Lutheran Church in America

800 Marquette Ave., Suite 1050
Minneapolis, MN 55402-2892
(800) 352-2876 • (612) 333-7651 locally
Fax: (612) 334-5399
mail@elcabop.org • www.elcabop.org

VIA OVERNIGHT DELIVERY

November 12, 2004

Jeff Monte
Corporate Secretary
Burlington Resources, Inc.
717 Texas Avenue, Suite 2100
Houston, TX 77002-2712

Dear Mr. Monte:

As a faith-based pension plan and institutional investor, the Board of Pensions of the Evangelical Lutheran Church in America (ELCA) seeks to reflect its values, principles and mission in its investment decisions. We believe that corporations need to promote positive corporate policies that sustain the human community and all of creation.

The ELCA Board of Pensions is beneficial owner of 56,300 shares of Burlington Resources, Inc. common stock. A letter of ownership verification from the custodian of our portfolio will follow under separate cover. We have been a shareholder of more than $2,000 of common stock for over one year, and we intend to maintain an ownership position through the 2005 annual meeting of shareholders.

Enclosed is a shareholder proposal requesting that Burlington Resources, Inc. prepare a Sustainability Report. According to SEC Rule 14a-8, we ask that this resolution be included in the proxy materials for the 2005 annual meeting of shareholders. Should the Board of Directors choose to oppose the resolution, we ask that our supporting statement be included as well in the proxy materials. Boston Common Asset Management on behalf of their client, The Brethren Benefit Trust, Inc. is the primary filer on this resolution.

The ELCA - Board of Pensions is interested in Burlington Resources, Inc.'s commitment to sustainability for the long-term. We continue to look at the triple bottom line – social, environmental and financial – for the future of the Company and the resources of our earth.

Boston Common Asset Management on behalf of their client, The Brethren Benefit Trust, Inc. will continue as the lead shareholder, and is prepared to assemble a dialogue team as quickly as convenient. If you have any questions, please contact Patricia Zerega at 412-367-7575 in the Corporate Social Responsibility office of the ELCA.

Sincerely,

Heather H. Williamson
Senior Investment Manager
ELCA Board of Pensions

CC:

Pat Zerega
ELCA SW PA Synod
9625 Perry Highway
Pittsburgh, PA 15237-5590

David Schilling – ICCR
475 Riverside Drive – Room 550
New York, NY 10115

Peter Horn – Mellon Trust
135 Santilli Highway
Everett, MA 02149

Social/Environmental/Economic Sustainability Reporting

2005 – Burlington Resources, Inc.

Whereas, the global economy challenges corporations to participate in the sustainability of communities in which they operate. We believe the ability of corporations to provide goods/services in our interdependent world depends on their acceptability to the societies where they do business. Corporate citizenship goes beyond traditional functions of creating jobs and paying taxes, to include protecting human rights, worker rights, land and the environment.

According to Dow Jones Sustainability Group, sustainability includes: "Encouraging long lasting social well being in communities where they operate, interacting with different stakeholders (e.g. clients, suppliers, employees, government, local communities and non-governmental organizations) and responding to their specific and evolving needs thereby securing a long term 'license to operate,' superior customer and employee loyalty and ultimately superior financial returns."

Concerned investors evaluate companies on their financial, environmental and social performance — the triple bottom line. Many leading companies have published sustainability reports and are taking a long-term approach to creating shareholder value through embracing opportunities and managing risks derived from economic, environmental and social developments.

We believe good corporate citizenship includes managing social, environmental, and economic risks. Some of these risks relate to operating in environmentally fragile and culturally sensitive areas, operating where affected people are opposed, and operating where a project's viability is dependent upon threat of military force. We believe that failure to foresee and effectively manage these risks may lead to project delays and controversies that threaten our company's financial bottom line and reputation.

For example, our company's oil projects in the rainforest territories of remote indigenous peoples in the southern Ecuadorian Amazon have been paralyzed for years due to local opposition. These controversial projects have attracted major media attention and forced our company to suspend the project by declaring *force majeure*. Indigenous communities have organized protests, mounted successful legal challenges, and filed claims before the Inter-American Commission and Court on Human Rights of the Organization of American States.

In Peru, our company has recently invested in several gas blocks where exploration will affect pristine rainforests and the territories of indigenous peoples with little or no contact with the outside world. We believe that this kind of investment, as with the Ecuador case, is high risk, may offer little reward, and is unsustainable.

Reporting on our company's contributions to sustainability can be an important tool in evaluating how, if and where we choose to operate, and guide us in creating effective policies that limit our exposure. While our company produced an Indigenous Communities Rights Policy in 2004, we believe that it has not served to remedy ongoing controversies.

Resolved: shareholders request the Board of Directors to prepare at reasonable expense a Sustainability Report. A summary of the report should be provided to shareholders by October 2005.

Supporting Statement

We believe the report should include:

1. The company's operating definition of sustainability.
2. A review of current company policies and practices related to social, environmental and economic sustainability.
3. A summary of long-term plans to integrate sustainability objectives throughout company operations.

10-28-04

Social/Environmental/Economic Sustainability Reporting

2005 – Burlington Resources, Inc.

Whereas, the global economy challenges corporations to participate in the sustainability of communities in which they operate. We believe the ability of corporations to provide goods/services in our interdependent world depends on their acceptability to the societies where they do business. Corporate citizenship goes beyond traditional functions of creating jobs and paying taxes, to include protecting human rights, worker rights, land and the environment.

According to Dow Jones Sustainability Group, sustainability includes: "Encouraging long lasting social well being in communities where they operate, interacting with different stakeholders (e.g. clients, suppliers, employees, government, local communities and non-governmental organizations) and responding to their specific and evolving needs thereby securing a long term 'license to operate,' superior customer and employee loyalty and ultimately superior financial returns."

Concerned investors evaluate companies on their financial, environmental and social performance — the triple bottom line. Many leading companies have published sustainability reports and are taking a long-term approach to creating shareholder value through embracing opportunities and managing risks derived from economic, environmental and social developments.

We believe good corporate citizenship includes managing social, environmental, and economic risks. Some of these risks relate to operating in environmentally fragile and culturally sensitive areas, operating where affected people are opposed, and operating where a project's viability is dependent upon threat of military force. We believe that failure to foresee and effectively manage these risks may lead to project delays and controversies that threaten our company's financial bottom line and reputation.

For example, our company's oil projects in the rainforest territories of remote indigenous peoples in the southern Ecuadorian Amazon have been paralyzed for years due to local opposition. These controversial projects have attracted major media attention and forced our company to suspend the project by declaring *force majeure*. Indigenous communities have organized protests, mounted successful legal challenges, and filed claims before the Inter-American Commission and Court on Human Rights of the Organization of American States.

In Peru, our company has recently invested in several gas blocks where exploration will affect pristine rainforests and the territories of indigenous peoples with little or no contact with the outside world. We believe that this kind of investment, as with the Ecuador case, is high risk, may offer little reward, and is unsustainable.

Reporting on our company's contributions to sustainability can be an important tool in evaluating how, if and where we choose to operate, and guide us in creating effective policies that limit our exposure. While our company produced an Indigenous Communities Rights Policy in 2004, we believe that it has not served to remedy ongoing controversies.

Resolved: shareholders request the Board of Directors to prepare at reasonable expense a Sustainability Report. A summary of the report should be provided to shareholders by October 2005.

Supporting Statement

We believe the report should include:
1. The company's operating definition of sustainability.
2. A review of current company policies and practices related to social, environmental and economic sustainability.
3. A summary of long-term plans to integrate sustainability objectives throughout company operations.

10-28-04



Uniting neighbor with neighbor and neighbor with God

Sisters of St. Joseph of Springfield

Mont Marie
34 Lower Westfield Road, Suite 1
Holyoke, MA 01040-2739
413-536-0853 Fax 413-533-3275
Email: mail@ssjspringfield.org
www.ssjspringfield.org

November 15, 2004

Mr. Jeffery P. Monte
Corporate Secretary
Burlington Resources, Inc.
717 Texas Avenue, Ste 2100
Houston, TX 77002

RE: Resolution for the 2005 Annual Shareholder Meeting

Dear Mr. Monte,

The Congregation of the Sisters of St. Joseph of Springfield Massachusetts is a beneficial owner of 2400 shares of Burlington Resources that we have held for two years. Verification of our holdings is enclosed. We will continue to hold these shares at least through the company's annual meeting.

As investors concerned with Socially Responsible Investing, the Sisters of St. Joseph, Springfield, continue to speak to issues of Sustainability. We believe it is to the profit of shareholders and corporation managers alike to be concerned about these issues and we welcome further dialogue with our company on these matters.

The Social/Environmental/Economic Sustainability Reporting resolution is for consideration and action by the shareholders at the next annual meeting and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14 a-8 of the general rules and regulations of the Security and Exchange Act of 1934. We are co-filing this resolution with the primary filer, Brethren Benefit Trust, Inc., (BBT) represented by Steven Heim.

Thank you for your attention to this matter.

Sincerely,

Sister Roberta Mulcahy, ssj
Socially Responsible Investment Coordinator
Congregation of the Sisters of St. Joseph of Springfield, Massachusetts

Enclosures: Ownership verification
Resolution

Cc: Steven Heim
Interfaith Center for Corporate Responsibility

Merrill Lynch & Co., Inc.

Private Client Group
185 Asylum Street
Hartford, Connecticut
06103-3408
860 728 3511
800 937 0863
FAX 860 728 3618



11/01/2004

Congregation of The Sisters of St. Joseph
34 Lower Westfield Rd.
Holyoke, MA 01040

Re: Burlington Resources Inc.

Dear Congregation of The Sisters of St. Joseph:

This letter is to confirm ownership of 2400 shares Burlington Resources Inc. held in your account at Merrill Lynch as of November 1, 2004. Our records indicate an original purchase date of 800 shares on June 25, 2003 and 1600 shares of April 4, 2003.

Sincerely,

Michael A DeCorleto
Registered Client Associate

For informational purposes only. We consider your monthly account statements the official record.

Social/Environmental/Economic Sustainability Reporting

2005 – Burlington Resources, Inc.

Whereas, the global economy challenges corporations to participate in the sustainability of communities in which they operate. We believe the ability of corporations to provide goods/services in our interdependent world depends on their acceptability to the societies where they do business. Corporate citizenship goes beyond traditional functions of creating jobs and paying taxes, to include protecting human rights, worker rights, land and the environment.

According to Dow Jones Sustainability Group, sustainability includes: "Encouraging long lasting social well being in communities where they operate, interacting with different stakeholders (e.g. clients, suppliers, employees, government, local communities and non-governmental organizations) and responding to their specific and evolving needs thereby securing a long term 'license to operate,' superior customer and employee loyalty and ultimately superior financial returns."

Concerned investors evaluate companies on their financial, environmental and social performance — the triple bottom line. Many leading companies have published sustainability reports and are taking a long-term approach to creating shareholder value through embracing opportunities and managing risks derived from economic, environmental and social developments.

We believe good corporate citizenship includes managing social, environmental, and economic risks. Some of these risks relate to operating in environmentally fragile and culturally sensitive areas, operating where affected people are opposed, and operating where a project's viability is dependent upon threat of military force. We believe that failure to foresee and effectively manage these risks may lead to project delays and controversies that threaten our company's financial bottom line and reputation.

For example, our company's oil projects in the rainforest territories of remote indigenous peoples in the southern Ecuadorian Amazon have been paralyzed for years due to local opposition. These controversial projects have attracted major media attention and forced our company to suspend the project by declaring *force majeure*. Indigenous communities have organized protests, mounted successful legal challenges, and filed claims before the Inter-American Commission and Court on Human Rights of the Organization of American States.

In Peru, our company has recently invested in several gas blocks where exploration will affect pristine rainforests and the territories of indigenous peoples with little or no contact with the outside world. We believe that this kind of investment, as with the Ecuador case, is high risk, may offer little reward, and is unsustainable.

Reporting on our company's contributions to sustainability can be an important tool in evaluating how, if and where we choose to operate, and guide us in creating effective policies that limit our exposure. While our company produced an Indigenous Communities Rights Policy in 2004, we believe that it has not served to remedy ongoing controversies.

Resolved: shareholders request the Board of Directors to prepare at reasonable expense a Sustainability Report. A summary of the report should be provided to shareholders by October 2005.

Supporting Statement

We believe the report should include:

1. The company's operating definition of sustainability.
2. A review of current company policies and practices related to social, environmental and economic sustainability.
3. A summary of long-term plans to integrate sustainability objectives throughout company operations.

10-28-04



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

November 15, 2004

Mr. Jeffrey P. Monte
Corporate Secretary
Burlington Resources, Inc.
717 Texas Avenue, Ste. 2100
Houston, Texas 77002

Dear Mr. Monte:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System (the "System"). The System's board of trustees has authorized the Comptroller to inform you of their intention to offer the enclosed proposal for consideration of the shareholders at the next annual meeting of Burlington Resources.

The System's board of trustees has passed a resolution calling on corporations to prepare sustainability reports, at reasonable cost and omitting proprietary information, on their economic, environmental, and social performance. Hundreds of corporations, worldwide now regularly issue such reports. As long-term investors, we find this level of sustainability reporting useful in pursuing the System's investment interest.

I, therefore, offer the enclosed initiative for shareholders to consider and approve at the Company's next annual meeting. This initiative is submitted to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from Citibank and Bank of New York certifying the system's ownership continually for over a year, of over $2,000 worth of shares of Burlington Resources common stock will follow. The system intends to continue to hold at least $2,000 worth of these through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the Company's board of directors decided to endorse its provision, the system will ask that the proposal be withdrawn from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2651.

Very truly yours,



Patrick Doherty

Enclosures

PD:ma

Burlington resources gri 2005 ltr.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 4, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Burlington Resources Inc.
Incoming letter dated December 20, 2004

The proposal requests that the board prepare a sustainability report and provide a summary of the report to shareholders.

We are unable to concur in your view that Burlington Resources may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Burlington Resources may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Burlington Resources may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Burlington Resources may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Daniel Greenspan
Attorney-Advisor